SEC FILE NUMBER
000-25705
CUSIP NUMBER—36191C106

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: October 1, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

GSI Group Inc.

Full name of registrant

Former name if applicable

125 Middlesex Turnpike

Address of principal executive office (street and number)

Bedford, Massachusetts 01730

City, state and zip code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously announced, GSI Group Inc. (the “Company”) identified errors in the recognition of revenue from sales to a customer in the Company’s Semiconductor Systems Segment in the first and second fiscal quarters of 2008, fiscal year 2007 and fiscal year 2006. Therefore, the Company announced that the previously issued financial statements contained in the Company’s Quarterly Reports on Form 10-Q for the periods ended March 28, 2008 and June 27, 2008 and Annual Reports on Form 10-K for the fiscal years ended December 31, 2007 and December 31, 2006 should no longer be relied upon. In connection with the identification of such errors, the Audit Committee of the Board of Directors of the Company (the “Audit Committee”) conducted a review of sales transactions in the Company’s Semiconductor Systems Segment along with other sales transactions that contained arrangements with multiple deliverables for fiscal years 2006, 2007 and 2008.

As previously disclosed, the Audit Committee completed its review of transactions in the Company’s Semiconductor Systems Segment. Thereafter, on June 30, 2009, the Company announced that it was undertaking a review of the timing of revenue recognized in connection with multiple element arrangements in its Precision Technology Segment from 2004 through 2008 to determine if adjustments needed to be made to those periods (collectively with the Audit Committee’s review of transactions in the Semiconductor Systems Segment and any other related Company reviews of transactions in the Semiconductor Systems Segment and Precision Technology Segment, the “Revenue Review”). The Company completed the Revenue Review and thereafter finalized its restatement of previously issued financial statements.

On April 13, 2010, the Company filed its Form 10-K for the year ended December 31, 2008, which contained restatements of the consolidated balance sheet for the year ended December 31, 2007 and the consolidated statements of operations for the years ended December 31, 2007 and 2006. In addition, the data for consolidated balance sheets for the years ended December 31, 2006, 2005 and 2004 and the consolidated statements of operations for the years ended December 31, 2005 and 2004 were restated to reflect the impact of the adjustments from the Revenue Review, among other adjustments. On April 13, 2010 the Company also filed its Form 10-Q for the period ended September 26, 2008.

On July 23, 2010, the Company emerged from bankruptcy, and on October 1, 2010, the Company filed its Form 10-K for the year ended December 31, 2009 and its Form 10-Qs for the fiscal quarters ended April 3, 2009, July 3, 2009 and October 2, 2009.

Work on the Company’s quarterly reports for the first three fiscal quarters of 2010 was delayed pending the completion of the above mentioned restatements and the completion and filing of the Company’s delayed periodic reports for fiscal years 2008 and 2009. As a result of this delay, the Company is unable to file its quarterly report on Form 10-Q for the quarter ended October 1, 2010 within the prescribed time without unreasonable effort or expense. The Company previously announced that it expects to file its Quarterly Reports on Form 10-Q for the fiscal quarters ended April 2, July 2 and October 1, 2010, on or before December 31, 2010.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Glenn Davis	(781) 266-5700
(Name)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

The Company was unable to file its Quarterly Report on Form 10-Q for the quarter ended April 2, 2010 and its Quarterly Report on Form 10-Q for the quarter ended July 2, 2010.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate state the reasons why a reasonable estimate of the results cannot be made:

The Company believes that its consolidated sales for the fiscal quarter ended October 1, 2010 will be higher than the corresponding period for the last fiscal year primarily due to improved world-wide economic conditions in the third quarter of 2010, compared to the third quarter of 2009. The Company expects to show an improvement in income (loss) from continuing operations before reorganization items commensurate with the increase in sales. A quantitative estimate of the anticipated change in results of operations as compared to the corresponding period of the last fiscal year cannot be made until the Company completes certain analyses necessary to complete its periodic report.

GSI Group Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 15, 2010	By	/s/ Glenn E. Davis
Glenn E. Davis
Principal Financial Officer